Supplement to the Offer to Purchase Dated June 23, 1997
                             Resources Newco, Inc.,
                          a wholly owned subsidiary of
                      Union Pacific Resources Group Inc.,
             Has Amended its Offer and is Now Offering to Purchase
                     All Outstanding Shares of Common Stock
           (including the Associated Preferred Stock Purchase Rights)
                                       of
                                Pennzoil Company
                                       at
                          $84.00 Net Per Share in Cash


--------------------------------------------------------------------------------
   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
   CITY TIME, ON WEDNESDAY, NOVEMBER 5, 1997, UNLESS THE OFFER IS EXTENDED TO
   A LATER DATE AND TIME (THE "EXPIRATION DATE"). SHARES WHICH ARE TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------
    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR, WHERE APPLICABLE, WAIVER OF THE FOLLOWING CONDITIONS: (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, TOGETHER WITH SHARES OWNED BY RESOURCES NEWCO, INC. ("PURCHASER") AND ITS AFFILIATES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF PENNZOIL ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, AND (II) PURCHASER BEING SATISFIED IN ITS REASONABLE DISCRETION THAT THE BOARD OF DIRECTORS OF PENNZOIL HAS IRREVOCABLY TAKEN ALL SUCH ACTION SO THAT (A) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER DESCRIBED HEREIN HAVE BEEN APPROVED PURSUANT TO SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW OR THE PROVISIONS OF SECTION 203 ARE OTHERWISE INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER, (B) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER HAVE BEEN APPROVED PURSUANT TO ARTICLE SIXTH OF PENNZOIL'S RESTATED CERTIFICATE OF INCORPORATION, (C) THE PREFERRED STOCK PURCHASE RIGHTS ISSUED BY PENNZOIL HAVE BEEN REDEEMED OR PURCHASER IS SATISFIED IN ITS REASONABLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, AND (D) EITHER (1) PURCHASER'S DESIGNEES HAVE BEEN ELECTED TO THE BOARD OF DIRECTORS OF PENNZOIL SO THAT AFTER SUCH ELECTION SUCH DESIGNEES CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF PENNZOIL, OR (2) PENNZOIL HAS ENTERED INTO A MUTUALLY SATISFACTORY DEFINITIVE MERGER AGREEMENT WITH UNION PACIFIC RESOURCES GROUP INC. ("UPR") AND PURCHASER TO PROVIDE FOR THE ACQUISITION OF PENNZOIL PURSUANT TO THE OFFER AND THE PROPOSED MERGER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS SUPPLEMENT. SEE
SECTION 10 OF THIS SUPPLEMENT.

    THE OFFER IS NOT CONDITIONED ON PURCHASER OBTAINING FINANCING.

                                   IMPORTANT

    UPR AND PURCHASER ARE CURRENTLY REVIEWING THEIR OPTIONS WITH RESPECT TO THE OFFER AND MAY CONSIDER, AMONG OTHER THINGS, CHANGES TO THE MATERIAL TERMS OF THE OFFER. IN ADDITION, UPR AND PURCHASER INTEND TO CONTINUE TO SEEK TO NEGOTIATE WITH PENNZOIL WITH RESPECT TO THE ACQUISITION OF PENNZOIL BY UPR OR PURCHASER. PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED SECOND-STEP MERGER CONSIDERATION) UPON ENTERING INTO A SECOND-STEP MERGER AGREEMENT WITH PENNZOIL OR TO NEGOTIATE A MERGER AGREEMENT WITH PENNZOIL NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, UPR COMMON STOCK AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY UPR AND PENNZOIL. SEE SECTION 8 OF THIS SUPPLEMENT.

    Any Pennzoil stockholder desiring to tender all or any portion of such stockholder's Shares (and the associated Rights) should either (i) complete and sign the revised Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the revised Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the revised Letter of Transmittal, mail or deliver the revised Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2 of the Original Offer to Purchase and
Section 2 of this Supplement, an Agent's Message (as defined herein), and any other required documents to the Depositary and either deliver the certificates for such Shares and, if separate, the certificate(s) representing the associated Rights to the Depositary along with the revised Letter of Transmittal (or facsimile) or deliver such Shares (and associated Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 2 of the Original Offer to Purchase and Section 2 of this Supplement, or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A Pennzoil stockholder having Shares (and, if applicable, Rights) registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares (and, if applicable, Rights). Unless the Board Action Condition (as defined herein) with respect to the Rights is satisfied, stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares.

    If a Pennzoil stockholder desires to tender Shares and Rights and such stockholder's certificates for Shares (or Rights, if applicable) are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected by following the procedure for guaranteed delivery set forth in
Section 2 of the Original Offer to Purchase and Section 2 of this Supplement.

    STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN SUCH SHARES NEED NOT TAKE ANY FURTHER ACTION.

    Questions and requests for assistance or for additional copies of the Original Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the Original Offer to Purchase and this Supplement. A Pennzoil stockholder may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

                         ------------------------------

                      The Dealer Manager for the Offer is:

                               SMITH BARNEY INC.

October 7, 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INTRODUCTION..............................................................     1

THE TENDER OFFER..........................................................     4

1.  Amended Terms of the Offer............................................     4

2.  Procedure for Tendering Shares and Rights.............................     5

3.  Withdrawal Rights.....................................................     5

4.  Certain Federal Income Tax Consequences...............................     5

5.  Price Range of the Shares; Dividends on the Shares....................     6

6.  Recent Financial Results..............................................     7

7.  Source and Amount of Funds............................................     8

     8. Background of the Offer Since June 23, 1997; Contacts with Pennzoil... 8

9.  Purpose of the Offer; Plans for Pennzoil..............................    13

10. Certain Amended Conditions of the Offer...............................    15

11. Certain Legal Matters.................................................    18

12. Miscellaneous.........................................................    18

To the Holders of Common Stock
  (including the associated Preferred Stock Purchase Rights) of
  Pennzoil Company:

                                  INTRODUCTION

     On June 23, 1997, Resources Newco, Inc., a Delaware corporation ("Purchaser"), commenced a tender offer for shares of Common Stock, par value $0.83 1/3 per share (the "Shares"), of Pennzoil Company, a Delaware corporation ("Pennzoil"), pursuant to the Offer to Purchase, dated June 23, 1997 (the "Original Offer to Purchase"). Purchaser is a wholly-owned subsidiary of Union Pacific Resources Group Inc., a Utah corporation ("UPR"). The tender offer described in the Original Offer to Purchase (the "Original Offer") constituted an offer to purchase up to 50.1% of the fully-diluted Shares for a purchase price of $84.00 per Share, which was a 41% premium over the $59.625 closing price per Share on the New York Stock Exchange on June 20, 1997, the last trading day before commencement of the Original Offer. If the Original Offer was successful, Shares not acquired in the Original Offer were to be converted into shares of Common Stock, no par value, of UPR as described in the Original Offer to Purchase.

     The Original Offer was conditioned, among other things, on the Board of Directors of Pennzoil taking action to amend a number of Pennzoil's takeover defenses to make them inapplicable to the Original Offer. On July 1, 1997, Pennzoil filed a Schedule 14D-9 which described the recommendation of the Pennzoil Board that stockholders not tender their Shares pursuant to the Original Offer. Notwithstanding that recommendation, on July 22, 1997, the original expiration date of the Original Offer, approximately 61.5% of the outstanding Shares had been tendered pursuant to the Original Offer. Purchaser was unable to consummate the Original Offer, however, because the Board of Directors of Pennzoil (the "Pennzoil Board") had not fulfilled the conditions to the Original Offer and had not made the Pennzoil takeover defenses inapplicable to the Original Offer. Purchaser extended the expiration date of the Original Offer.

     On the terms and conditions described in this Supplement (the "Supplement"), Purchaser is now amending and supplementing the Original Offer to Purchase to provide that Purchaser is offering to purchase all Shares (rather than 50.1% of the fully-diluted Shares), together with (unless and until Purchaser declares that the Board Action Condition (as defined below) is satisfied) the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 28, 1994, as it may from time to time be supplemented or amended (the "Rights Agreement"), between Pennzoil and Chemical Bank, as Rights Agent (the "Rights Agent"). The price to be paid in the Offer is $84.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"). If the Offer is consummated, Purchaser intends to effect a merger with Pennzoil in which all outstanding Shares not tendered in the Offer will be converted into $84.00 in cash, without interest. The Expiration Date of the Offer has been extended to 12:00 Midnight, New York City time, on November 5, 1997.

     IF YOU HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE ORIGINAL OFFER USING THE BLUE LETTER OF TRANSMITTAL OR THE YELLOW NOTICE OF GUARANTEED DELIVERY AND HAVE NOT PROPERLY WITHDRAWN SUCH SHARES, YOU NEED TAKE NO FURTHER ACTION TO VALIDLY TENDER SUCH SHARES FOR PURPOSES OF THE OFFER AS AMENDED BY THIS SUPPLEMENT.

     The information contained in this Supplement and the revised Letter of Transmittal amends and supplements the Original Offer to Purchase. The Original Offer, as amended as described in this Supplement and the revised Letter of Transmittal (together with any amendments or supplements hereto or thereto), is referred to as the "Offer", and the Original Offer to Purchase, as amended and supplemented as described in this Supplement, is referred to as the "Offer to Purchase." All references herein to Rights shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement and, unless the context otherwise requires, all references herein to Shares shall include the Rights.

     The purpose of the Offer is to acquire all of the outstanding Shares of Pennzoil. UPR is seeking to negotiate with Pennzoil a definitive acquisition agreement (the "Proposed Merger Agreement") pursuant to which Pennzoil would, as soon as practicable following consummation of the Offer, consummate a merger (the "Proposed Merger") with Purchaser or another direct or indirect wholly owned subsidiary of UPR. At the effective time of the Proposed Merger, each Share that is issued and outstanding immediately prior to the effective time (other than Shares held in the treasury of Pennzoil or owned by UPR, Purchaser or any direct or indirect wholly owned subsidiary of UPR and Shares ("Dissenting Shares") held by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law (the "Delaware Law")) would be converted into the right to receive $84.00 in cash. See Sections 10 ("Background of the Offer; Contacts with Pennzoil") and 11 ("Purpose of the Offer; Plans for Pennzoil") of the Original Offer to Purchase and Sections 8 and 9 of this Supplement. To date, Pennzoil has refused to enter into negotiations with UPR regarding the merger proposed in the Original Offer or the Proposed Merger. There can be no assurance that such negotiations will occur, or if such negotiations occur, as to the outcome thereof. UPR and Purchaser are exploring ways to encourage the Pennzoil Board to permit Pennzoil's stockholders to participate in the Offer and the Proposed Merger. See Sections 10 ("Background of the Offer; Contacts with Pennzoil") and 11 ("Purpose of the Offer; Plans for Pennzoil") of the Original Offer to Purchase and Sections 8 and 9 of this Supplement.

     In a letter dated October 6, 1997, Jack L. Messman, the Chairman and Chief Executive Officer of UPR, informed James L. Pate, the Chairman, President and Chief Executive Officer of Pennzoil, of the revisions to the Original Offer described in this Supplement. In that letter, Mr. Messman advised Mr. Pate that, if Pennzoil would begin negotiations with UPR, UPR would consider a transaction structure that would provide Pennzoil shareholders with the opportunity to benefit directly from a future increase in value, if it occurs, of Pennzoil's international (i.e., non-North American) exploration and production assets, above the $600 million in value UPR has ascribed to such assets. See Section 8 of this Supplement.

     The Offer is conditioned on, among other things, either Purchaser's designees constituting a majority of the Pennzoil Board or Pennzoil having entered into a mutually acceptable definitive merger agreement with UPR and Purchaser to provide for the acquisition of Pennzoil pursuant to the Offer and the Proposed Merger. See Section 10 of this Supplement. BY TENDERING SHARES IN THE OFFER, PENNZOIL'S STOCKHOLDERS EFFECTIVELY WILL EXPRESS TO THE BOARD THAT THEY WISH TO BE ABLE TO ACCEPT THE OFFER AND TO APPROVE THE PROPOSED MERGER OR A SIMILAR TRANSACTION WITH UPR AND ITS AFFILIATES.

     Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Original Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Original Offer to Purchase. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Original Offer to Purchase.

     Certain federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 4 of this Supplement.

     THE OFFER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES WHICH MAY BE ISSUED IN ANY MERGER OR SIMILAR BUSINESS COMBINATION INVOLVING PURCHASER, UPR OR PENNZOIL. THE ISSUANCE OF SUCH SECURITIES WOULD HAVE TO BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SUCH SECURITIES WOULD BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF THE SECURITIES ACT.

     The Offer is subject to the fulfillment of a number of conditions, including, without limitation, the following:

     Minimum Tender Condition. The Minimum Tender Condition requires that there are validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 of this Supplement) at least that number of Shares which, together with Shares owned by Purchaser and its affiliates, will constitute at least a majority of the total number of all outstanding Shares on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchangeable for Shares had been so converted, exercised or exchanged) on the date Shares are accepted for payment, without giving effect to any dilution that might arise from exercise of the Rights. See Sections 1 ("Terms of the Offer") and 14 ("Certain Conditions of the Offer") of the Original Offer to Purchase.

     According to Pennzoil's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 (the "Pennzoil 10-Q"), as of July 31, 1997 there were 47,190,592 Shares issued and outstanding. In addition, according to Pennzoil's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the

"Pennzoil 10-K"), as of December 31, 1996 there were 3,311,921 Shares subject to options outstanding under Pennzoil's stock option plans. UPR and Purchaser currently own an aggregate of 87,600 Shares which wereacquired in open market purchases. See Schedule II to the Original Offer to Purchase. Based on the foregoing and assuming that no options were granted or expired after December 31, 1996 and no options were exercised after December 31, 1996 through July 31, 1997, there would be 50,502,513 Shares outstanding on a fully diluted basis and the Minimum Number of Shares would be 25,163,657. However, the actual Minimum Number of Shares will depend on the facts as they exist on the date of purchase.

     Board Action Condition. The Board Action Condition requires that Purchaser be satisfied in its reasonable discretion that the Pennzoil Board has irrevocably taken all such action so that (a) the acquisition of Shares pursuant to the Offer and the Proposed Merger have been approved pursuant to Section 203 ("Section 203") of the Delaware Law or the provisions of Section 203 are otherwise inapplicable to the acquisition of Shares pursuant to the Offer and the Proposed Merger, (b) the acquisition of Shares pursuant to the Offer and the Proposed Merger have been approved pursuant to Article Sixth of Pennzoil's Restated Certificate of Incorporation, (c) the Rights have been redeemed or Purchaser is satisfied in its reasonable discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, and (d) either (1) Purchaser's designees have been elected to the Pennzoil Board so that after such election, such designees constitute a majority of the Pennzoil Board, or (2) Pennzoil has entered into a mutually satisfactory definitive merger agreement with UPR and Purchaser to provide for the acquisition of Pennzoil pursuant to the Offer and the Proposed Merger described herein. Information concerning Section 203, the Rights and various provisions of Pennzoil's certificate of incorporation and by-laws is contained in the Introduction to, and Sections 11 ("Purpose of the Offer; Plans for Pennzoil") and 15 ("Certain Legal Matters") of, the Original Offer to Purchase.

     Purchaser will waive the Board Action Condition if at least 90% of the outstanding Shares have been tendered before the expiration of the Offer and not withdrawn, all other conditions to the Offer have been satisfied or waived and
(1) Purchaser is satisfied in its reasonable discretion that, immediately following the consummation of the Offer, Purchaser will have the ability to effectuate a short-form merger with Pennzoil under Section 253 of the Delaware Law and under Article Sixth of Pennzoil's Restated Certificate of Incorporation (the "Short-Form Merger"), and (2) the Pennzoil Board has irrevocably taken such action so that the Rights have been redeemed or Purchaser is satisfied in its reasonable discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer. In the Short-Form Merger, each Share that is issued and outstanding immediately prior to the effective time of the Short-Form Merger (other than Shares held in the treasury of UPR or owned by Purchaser or any affiliate of Purchaser) would be converted into the right to receive $84.00 in cash.

     UPR and Purchaser are hereby requesting that the Pennzoil Board take such action as is necessary to satisfy the Board Action Condition in order to give Pennzoil stockholders the opportunity to decide for themselves whether they wish to take advantage of the Offer by tendering their Shares in the Offer.

     Purchaser presently intends to extend the Offer from time to time until the Board Action Condition is satisfied or Purchaser determines, in its reasonable discretion, that such condition is not reasonably likely to be satisfied under then current circumstances. Although UPR has sought to enter into negotiations with Pennzoil with respect to the Proposed Merger and intends to continue to pursue such negotiations, there can be no assurances that such negotiations will occur or, if such negotiations occur, as to the outcome thereof.

     Certain other conditions to the Offer are described in Section 10 of this Supplement. Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions.

     THE ORIGINAL OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1. AMENDED TERMS OF THE OFFER.

     The terms of the Offer are set forth in Section 1 ("Terms of the Offer") of the Original Offer to Purchase as supplemented and amended by Section 1 of this Supplement. The Offer is being made for all of the Shares, whereas the Original Offer was made for only 50.1% of the fully-diluted Shares.

     The price to be paid pursuant to the Offer is $84.00 per Share, net to the seller in cash and without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay the Offer Price for all of the Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not theretofore withdrawn in accordance with Section 3 ("Withdrawal Rights") of the Original Offer to Purchase and Section 3 of this Supplement. The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, November 5, 1997, unless and until Purchaser, in its reasonable discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

     Consummation of the Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition and the Board Action Condition. If any or all of such conditions are not satisfied or any or all of the other events set forth in Section 10 of this Supplement shall have occurred or shall be determined by Purchaser to have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any or all of the Shares tendered and terminate the Offer, and return all tendered Shares to tendering stockholders, (ii) waive or reduce the Minimum Tender Condition or waive or reduce any or all other conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended.

     Purchaser expressly reserves the right, in its reasonable discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in Section 10 of this Supplement, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw its Shares. See Section 3 ("Withdrawal Rights") of the Original Offer to Purchase and Section 3 of this Supplement. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not Purchaser exercises its right to extend the Offer.

     Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its reasonable discretion at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in Section 15 ("Certain Legal Matters") of the Original Offer to Purchase or in order to comply in whole or in part with any other applicable law, (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 10 of this Supplement have not been satisfied or upon the occurrence of any of the events specified in Section 10 of this Supplement and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

     On or about October 7, 1997, Purchaser sent or gave this Supplement and the revised Letter of Transmittal and other relevant materials to Pennzoil's stockholders and sent or gave such materials, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list of Pennzoil or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. PROCEDURE FOR TENDERING SHARES AND RIGHTS.

     Procedures for tendering Shares are set forth in Section 2 ("Procedure for Tendering Shares and Rights") of the Original Offer to Purchase, as supplemented by Section 2 of this Supplement. Section 2 of the Original Offer to Purchase generally describes the procedures for making a valid tender of Shares, including tenders through book-entry transfer and guaranteed delivery.

     STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED (AND NOT WITHDRAWN) THEIR SHARES PURSUANT TO THE ORIGINAL OFFER NEED NOT TAKE ANY FURTHER ACTION TO HAVE VALIDLY TENDERED THEIR SHARES FOR PURPOSES OF THE OFFER, AS AMENDED.

     Tendering stockholders should use the revised PINK Letter of Transmittal or the revised BLUE Notice of Guaranteed Delivery included with this Supplement. However, to the extent the PINK Letter of Transmittal or the revised BLUE Notice of Guaranteed Delivery is not obtainable, tendering stockholders may continue to use the BLUE Letter of Transmittal and the YELLOW Notice of Guaranteed Delivery that were provided with the Original Offer to Purchase. Although such BLUE Letter of Transmittal indicates that the Offer will expire at 12:00 Midnight, New York City time, on Monday, July 21, 1997, stockholders will be able to tender their Shares pursuant to the Offer until 12:00 Midnight, New York City time, on Wednesday, November 5, 1997 (or such later date to which the Offer may be extended). Stockholders who have previously validly tendered Shares pursuant to the Original Offer using the BLUE Letter of Transmittal or the YELLOW Notice of Guaranteed Delivery and who have not properly withdrawn such Shares have validly tendered such Shares for the purposes of the Offer and need not take any further action.

3. WITHDRAWAL RIGHTS.

     The discussion set forth in Section 3 ("Withdrawal Rights") of the Original Offer to Purchase is hereby amended and supplemented as follows:

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the acceptance for payment of Shares in the Offer. Section 3 of the Original Offer to Purchase describes the procedure to be followed to effect a withdrawal of Shares tendered pursuant to the Offer.

4. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The discussion set forth in Section 5 ("Certain Federal Income Tax Consequences") of the Original Offer to Purchase is hereby amended and restated as follows:

     The following discussion is a summary of certain material federal income tax consequences of the Offer and Proposed Merger to holders of Shares who hold the Shares as capital assets. The discussion set forth below is for general information only and may not apply to particular categories of holders of Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). The discussion is based on the Code as in effect on the date of this Supplement, as well as regulations promulgated thereunder and existing administrative interpretations and court decisions.

     Consequences of the Offer and the Proposed Merger Generally. If the Proposed Merger is consummated, the Offer and Proposed Merger should be treated as a single integrated transaction for federal income tax purposes, and the Offer and Proposed Merger together would be a taxable transaction for federal income tax purposes and may be a taxable transaction for foreign, state and local income tax purposes as well. If, for any reason, the Proposed Merger is not consummated, the receipt of cash pursuant to the Offer would still be a taxable exchange.

     In general, a stockholder of Pennzoil who, pursuant to the Offer and/or the Proposed Merger, exchanges Shares for cash will recognize capital gain or loss on the date of acceptance of Shares for purchase pursuant to the Offer or at the effective time of the Proposed Merger, as the case may be, in an amount equal to the difference between the amount of cash received and the stockholder's adjusted tax basis in the Shares accepted for payment in the Offer or surrendered in the Proposed Merger. The gain or loss will be long-term capital gain or loss if, as of the date of the exchange pursuant to the Offer or as of the effective time of the Proposed Merger, the holders thereof have held such Shares for more than eighteen months, and will be mid-term capital gain or loss if, as of the date of the exchange pursuant to the Offer or as of the effective time of the Proposed Merger, the holders thereof have held such Shares for more than one year but not more than eighteen months.

     Withholding. Unless a stockholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury Regulations promulgated thereunder, such stockholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Offer and Proposed Merger. Stockholders should consult their brokers to ensure compliance with such procedures. Foreign stockholders should consult with their own tax advisors regarding withholding taxes in general.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE ABOVE DISCUSSION MAY NOT APPLY TO PARTICULAR CATEGORIES OF HOLDERS OF SHARES SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN HOLDERS AND HOLDERS WHOSE SHARES WERE ACQUIRED PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION, OR WHO HOLD RESTRICTED STOCK. STOCKHOLDERS OF PENNZOIL ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER, INCLUDING ANY STATE, LOCAL OR OTHER TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER.

5. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

     The discussion set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Original Offer to Purchase is hereby amended and supplemented as follows:

     The following table sets forth, for each of the periods indicated, the high and low sales prices for the Shares on the NYSE Composite Tape and the amount of cash dividends paid per Share, all as reported in published financial sources.

                                                     PENNZOIL COMMON STOCK
                                                  ---------------------------
FISCAL YEAR ENDING                                 HIGH     LOW     DIVIDENDS
------------------                                ------   ------   ---------

December 31, 1997:
     First Quarter..............................  $63.50   $49.88     $.25
     Second Quarter.............................   83.88    45.00      .25
     Third Quarter..............................   81.25    72.25      .25
     Fourth Quarter (through October 3, 1997)...   82.50    79.81       --

     On October 3, 1997, which was the last trading day before UPR's announcement that it was amending the Offer upon the terms set forth in this Supplement, the last reported closing price on the NYSE Composite Tape was $81.4375 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

6. RECENT FINANCIAL RESULTS.

     The financial information contained in Section 7 ("Certain Information Concerning Pennzoil") and Section 8 ("Certain Information Concerning Purchaser and UPR") is hereby supplemented with the following financial information for June 30, 1997 and the six months then ended:

                                PENNZOIL COMPANY

                   RECENT CONSOLIDATED FINANCIAL INFORMATION
                (EXPRESSED IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ---------------------
                                                                 1996       1997
                                                              ---------   ---------
INCOME STATEMENT DATA:
Revenues....................................................  $ 1,223.9   $ 1,297.4
Net income(1)...............................................       40.3        81.4
Earnings per share..........................................        .87        1.74
Dividends per common share..................................        .50         .50
FINANCIAL POSITION DATA:
Total assets................................................  $ 4,386.3   $ 4,224.8
Total debt (consisting of long-term debt, including current
  maturities)...............................................    2,572.2     2,243.8
Total shareholders' equity(2)...............................      887.8     1,045.5

------------------
(1) Reference is made to Notes 1 and 8 of Notes to Consolidated Financial Statements contained in the Pennzoil 10-K.

(2) Reference is made to Note 1 of Notes to Consolidated Financial Statements contained in the Pennzoil 10-K.

                       UNION PACIFIC RESOURCES GROUP INC.

                   RECENT CONSOLIDATED FINANCIAL INFORMATION
                (EXPRESSED IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                 1996       1997
                                                              ---------   ---------
INCOME STATEMENT DATA:
Operating revenues..........................................  $   817.6   $   976.3
Operating income............................................      217.4       301.4
Net income..................................................      129.6       191.6
Per Share:
  Net income................................................  $     .52   $     .76
  Dividends.................................................        .10         .10
FINANCIAL POSITION DATA:
Properties -- net...........................................  $ 2,833.6   $ 3,273.7
Total assets................................................    3,303.7     3,767.5
Long-term debt..............................................      126.3       672.7
Shareholders' equity........................................    1,419.3     1,692.0
CASH FLOW DATA:
Capital and exploratory expenditures........................  $   367.9   $   643.1
Cash provided by operations.................................      409.0       572.1

The foregoing information has been derived from, and more comprehensive information is included in, the Quarterly Reports of Pennzoil on Form 10-Q for the quarters ended June 30, 1996 and 1997 and the Quarterly Reports of UPR on Form 10-Q for the quarters ended June 30, 1996 and 1997, respectively. These filings are available as described under the sub-caption "Available Information" in Sections 7 ("Certain Information Concerning Pennzoil") and 8 ("Certain Information Concerning Purchaser and UPR"), respectively, of the Original Offer to Purchase.

7. SOURCE AND AMOUNT OF FUNDS.

     The discussion set forth in Section 9 ("Source and Amount of Funds") of the Original Offer to Purchase is hereby amended and restated as follows:

     As a result of the amended Offer, Purchaser now estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and the Proposed Merger and to pay fees and expenses related to the Offer will be approximately $4.2 billion.

     As stated in the Original Offer to Purchase, Purchaser plans to obtain the necessary funds through capital contributions or advances made by UPR. UPR and Purchaser expect to obtain the funds necessary to make such contributions or advances from UPR's available cash and working capital, commercial paper issuances supported by a credit facility and borrowings under such credit facility. UPR and Purchaser are currently in discussions with a small group of financial institutions regarding the establishment of such credit facility that would be used to support the commercial paper issuances and borrowings. Any borrowings under such credit facility are expected to be unsecured and to have various maturities up to three years. It is anticipated that the indebtedness incurred by UPR under the commercial paper issuances and such credit facility will be repaid from a combination of the sale of certain assets of UPR and Pennzoil and the public or private sale of equity and debt securities, as well as from cash flow generated by UPR and its subsidiaries (including, after the Proposed Merger, if consummated, Pennzoil and its subsidiaries), or through a combination of such sources. UPR does not expect that the interest rate on any such borrowings would be materially greater than the interest rate currently applicable under UPR's existing credit facility. No final decisions have been made concerning the method UPR will employ to repay such indebtedness and no definitive agreements have been entered into regarding such credit facility or any such sale of assets of UPR or Pennzoil. Asset sale possibilities include Pennzoil's downstream operations, and selected producing properties and other assets of both UPR and Pennzoil. See Section 9 of this Supplement. Such decisions when made will be based on UPR's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions. This Offer is not conditioned on financing.

8. BACKGROUND OF THE OFFER SINCE JUNE 23, 1997; CONTACTS WITH PENNZOIL.

     Section 10 ("Background of the Offer; Contacts with Pennzoil") of the Original Offer to Purchase describes various contacts between UPR and Pennzoil prior to commencement of the Original Offer on June 23, 1997. The disclosure contained in Section 10 of the Original Offer to Purchase is hereby amended and supplemented as follows to describe various contacts with Pennzoil and related matters since June 23, 1997:

     On June 25, 1997, UPR and Purchaser amended their original complaint (the "Original Complaint") filed against Pennzoil on June 23, 1997 in the United States District Court for the Northern District of Texas (the "Texas Federal Action"). In addition to reiterating the allegations contained in the Original Complaint, the Amended Complaint alleges, among other things, that Pennzoil violated Sections 14(d) and 14(e) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by making certain materially false and misleading statements concerning the Offer contained in an Associated Press story.

     On June 25, 1997, Pennzoil filed an action in the United States District Court for the District of Delaware (Pennzoil Co. v. Union Pacific Resources Group, Inc. et al., C.A. No. 97-353 (JJF) (D. Del.)) (hereinafter, the "Delaware Federal Action"). In the Delaware Federal Action, Pennzoil alleged that UPR and Purchaser had violated the Exchange Act by making materially false and misleading statements in connection with the Offer. On July 18, 1997, the Court in the Texas Federal Action entered an order prohibiting Pennzoil from pursuing any relief in the Delaware Federal Action.

     On June 25, 1997, UPR filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and a request for early termination of the applicable 15-calendar-day waiting period under the HSR Act.

     On July 1, 1997, Pennzoil filed a Schedule 14D-9 (the "Schedule 14D-9") with the Commission. The Schedule 14D-9 included the Pennzoil Board's determination that the Original Offer (and the merger proposed in the Original Offer) was inadequate and not in the best interests of Pennzoil and its stockholders and it recommended that Pennzoil stockholders reject the Offer and not tender Pennzoil Shares pursuant to the Offer. The Schedule 14D-9 disclosed that many of the factors considered by the Pennzoil Board in reaching its determination and recommendation relate to issues which are no longer applicable to the Offer, as amended, including concerns of the Pennzoil Board over the structure of the Original Offer, the value of the UPR Common Stock which would have been received by the holders of 49.9% of the fully-diluted Shares in the proposed merger after consummation of the Original Offer, the tax consequences of the proposed merger after consummation of the Original Offer, and the uncertainty of the completion of the proposed merger after consummation of the Original Offer.

     On July 10, 1997 (at 11:59 p.m., New York City time), the waiting period under the HSR Act expired.

     On July 11, 1997, UPR and Purchaser filed a Second Amended Complaint in the Texas Federal Action. In addition to reiterating the allegations contained in the First Amended Complaint, the Second Amended Complaint alleges, among other things, that Pennzoil violated Sections 14(d) and 14(e) of the Exchange Act, and Rule 14d-9, promulgated thereunder, by making materially false and misleading statements in its July 1, 1997 Schedule 14D-9, including failing to disclose information about management's views as to the amount of "long term value" and "share price appreciation" Pennzoil shareholders can expect to receive if Pennzoil's strategic plan is implemented successfully. In the Second Amended Complaint, UPR and Purchaser sought a judgment compelling Pennzoil to comply with the requirements of the Exchange Act and requiring Pennzoil to file and disseminate an amended Schedule 14D-9 which is complete and accurate and which corrects the alleged materially false and misleading statements in the initial
Schedule 14D-9.

     On July 18, 1997, in the Texas Federal Action the United States District Court for the Northern District of Texas, Fort Worth Division entered an order in Union Pacific Resources Group Inc., et. al., v. Pennzoil Company denying Pennzoil's amended motion to dismiss the action and partially granting UPR's motion for preliminary injunction against Pennzoil enjoining Pennzoil from, among other things, prosecuting or seeking any relief in the matter of Pennzoil Company v. Union Pacific Resources Group Inc. and Resources Newco, Inc. in the United States District Court for the District of Delaware.

     On July 22, 1997, UPR announced that 61.5% of the outstanding Shares had been tendered in the Original Offer and that UPR and Purchaser were extending the expiration date for the Offer to 12:00 Midnight, New York City time, on Wednesday, September 24, 1997.

     On August 11, 1997, Pennzoil made an application for a preliminary injunction in the Texas Federal Action. The basis for Pennzoil's application was its assertions that certain information contained in documents that UPR and Purchaser had provided to Pennzoil in connection with discovery in the Texas Federal Action should have been disclosed. In connection with such application, Pennzoil sought an order requiring UPR and Purchaser to withdraw the Original Offer and enjoining UPR and Purchaser from making any other offer for the Shares until UPR and Purchaser disclosed such information to the public. On September 8, 1997, UPR and Purchaser filed Amendment No. 20 to the Schedule 14D-1, in which they disclosed the information that Pennzoil claimed should have been disclosed, although UPR and Purchaser did not and do not concede that any such disclosure was required under applicable law. On September 10, 1997, at a hearing before the United States District Court in the Texas Federal Action, the Court denied Pennzoil's application for a preliminary injunction as moot. Additionally, at such hearing UPR and Purchaser confirmed that certain of the documents referred to in Amendment No. 20 were no longer subject to a confidentiality order previously entered in the Texas Federal Action.

     On August 12, 1997, UPR moved in the Texas Federal Action for an order prohibiting the law firm of Baker & Botts from advising Pennzoil in any manner in connection with the Offer or any litigation concerning the Offer to which UPR or Purchaser is a party. In this motion, UPR claims that such disqualification is warranted because Baker & Botts has acted as counsel to UPR and its affiliates in a variety of matters over the past several years and has received from them confidential information concerning their business and affairs. Pennzoil and Baker & Botts have filed papers with the Court in the Texas Federal Action denying that disqualification is necessary or appropriate and that Baker & Botts received any such information.

     On August 27, 1997, UPR announced that it and Purchaser were extending the expiration date for the Offer to 12:00 Midnight, New York City time, on Wednesday, October 29, 1997.

     On September 15, 1997, UPR and Purchaser made an application for a preliminary injunction against Pennzoil in the Texas Federal Action. In connection with this motion, UPR and Purchaser allege that Pennzoil has violated Sections 14(d) and 14(e) of the Exchange Act by failing to disclose its most recent strategic plan upon which the Pennzoil Board relied in rejecting the Original Offer. UPR and Purchaser seek entry of an order requiring Pennzoil to make corrective disclosure and enjoining Pennzoil from making any further recommendation concerning the Offer for a period of 21 days following dissemination of such disclosure to the Pennzoil stockholders. The United States District Court for the Northern District of Texas has scheduled a hearing on UPR's and Purchaser's application for preliminary injunction for October 15, 1997.

     On September 22, 1997, Pennzoil commenced an action in the District Court of Dallas County, Texas (the "Texas Smith Barney Action"), against Smith Barney, Inc., the Dealer-Manager for the Offer and financial advisor to UPR and Purchaser ("Smith Barney"). In this state court action, Pennzoil claims that, in violation of a Stipulation and Order agreed to by Pennzoil, UPR and Purchaser and entered by the Court in the Texas Federal Action, Smith Barney received from counsel to UPR and Purchaser certain information produced by Pennzoil in discovery in the Texas Federal Action. According to Pennzoil, Smith Barney has used or will use such information in rendering financial advice to UPR and Purchaser concerning the Offer, contrary to the terms of the Stipulation and Order referred to above. On October 2, 1997, the Court in this action entered an order granting Smith Barney's Plea in Abatement and directing Pennzoil to pursue the relief it sought in this action, if at all, in the context of the Texas Federal Action. Smith Barney has informed UPR and the Purchaser that it intends to contest any further litigation which Pennzoil initiates in this respect and to defend itself vigorously.

     On October 2, 1997, at a regularly scheduled meeting, the Board of Directors of UPR met to consider the various alternatives available to UPR and Purchaser in connection with the Offer.

     On October 6, 1997, the Board of Directors of UPR held a meeting and authorized the amended Offer.

     On October 6, 1997, Mr. Messman telecopied the following letter to Mr.
Pate:

     Mr. James L. Pate
     Chairman, President & Chief Executive Officer
     Pennzoil Company
     700 Milam
     P.O. Box 2967
     Houston, Texas 77252-2967

     Dear Jim:

          I am writing to inform you that Union Pacific Resources Group Inc.
     (UPR) has revised its offer to purchase shares of common stock of Pennzoil Company and is now offering to purchase all outstanding shares of Pennzoil common stock for $84 per share in cash. Pennzoil shareholders will be entitled to receive $84 per share in cash, either in the tender offer or in a subsequent merger between Pennzoil and a subsidiary of UPR. Our offer is not subject to a financing condition.

          Our all cash offer presents a clear alternative for Pennzoil shareholders:

               a) receive $84 per share in cash today, or

               b) hold Pennzoil stock indefinitely in the hope that, sometime in the future, Pennzoil's undisclosed strategic plan might provide more than $84 per share in present value.

          We believe our $84 per share cash offer fully and fairly values all of Pennzoil's businesses. Clearly, industry analysts and your own shareholders overwhelmingly agree.

          You have claimed, as an excuse for denying your shareholders the opportunity to accept our offer, that we have underestimated the long-term potential of Pennzoil's international (i.e., non-North American) exploration and production assets. Based on our own assessment, we disagree. However, if Pennzoil will begin negotiations, UPR is prepared to consider a transaction structure which would provide Pennzoil shareholders the opportunity to benefit directly from a future increase in value, if it occurs, of Pennzoil's international E&P assets, above the $600 million in value that UPR has ascribed to those assets. This international valuation assumes that the Karabakh prospect can be commercially developed.

          Although we cannot make this additional value feature a part of our tender offer at this time, because we need Pennzoil's cooperation to implement this approach, there are several ways this could be accomplished. For example, one way might be to form an entity to hold the international E&P assets and to distribute to every Pennzoil shareholder, in addition to $84 per share in cash, a combination of target or common stock and related warrants in that entity. This type of structure would allow Pennzoil shareholders to benefit directly from a future increase in value, if it occurs, of the international assets, which Pennzoil management has been promising.

          Since our initial offer in June, you have had ample time to explain to your shareholders how Pennzoil, on its own, can deliver more than $84 per share in present value. In our opinion, you have failed to do so. There can be no excuses for continuing to deny Pennzoil shareholders their right to choose between our $84 cash offer and your plan. The only obstacle to giving Pennzoil shareholders the opportunity to choose between these alternatives is the refusal by Pennzoil's Board of Directors to redeem Pennzoil's poison pill and to remove its other takeover defenses. We are willing to accept the judgment of your shareholders as to which of the two alternatives they prefer. Are you? If not, we can only conclude that Pennzoil fears the decision its own shareholders will make.

          Our preference is, and always has been, to negotiate a transaction with Pennzoil. We invite you and your Board to begin constructive negotiations with us regarding a merger of the two companies.

                                          Sincerely,

                                          /s/ Jack L. Messman

                                          Jack L. Messman

          cc: Pennzoil Company Board of Directors

     On October 6, 1997, UPR issued the following press release:

                       UPR REVISES OFFER FOR PENNZOIL TO
                       $84 PER SHARE CASH FOR ALL SHARES

                 ALL CASH PROPOSAL ELIMINATES PENNZOIL EXCUSES
                    FOR DENYING SHAREHOLDERS RIGHT TO CHOOSE

       UPR ALSO PROPOSES OPPORTUNITY FOR PENNZOIL SHAREHOLDERS TO BENEFIT
      FROM ANY INCREASE IN VALUE OF PENNZOIL INTERNATIONAL E&P PROPERTIES,
                             IF PENNZOIL NEGOTIATES

          FOR IMMEDIATE RELEASE -- Fort Worth, TX - Oct. 6, 1997 - Union Pacific Resources Group Inc. (NYSE: UPR) today announced a revised offer to acquire Pennzoil Company. UPR is now offering to purchase all outstanding shares of Pennzoil common stock for cash at $84 per share. This offer is not conditioned upon financing.

          "Our revised offer requires the Pennzoil Board to demonstrate to its shareholders how Pennzoil, on its own, can provide value greater than our offer," said Jack L. Messman, Chairman and Chief Executive Officer of UPR. "This all cash proposal offers Pennzoil shareholders two clear alternatives: receive $84 per share in cash today from UPR, or hold Pennzoil stock indefinitely in the hope that Pennzoil's undisclosed strategic plan might someday provide more than $84 per share in present value.

          In a letter today to Pennzoil Chairman James L. Pate, Mr. Messman said, "Since our initial offer in June, you have had ample time to explain to your shareholders how Pennzoil, on its own, can deliver more than $84 per share in present value. In our opinion, you have failed to do so," Mr. Messman continued. "There can be no excuses for continuing to deny Pennzoil shareholders their right to choose between our $84 cash offer and your plan. The only obstacle to giving Pennzoil shareholders the opportunity to choose between these alternatives is the refusal by Pennzoil's Board of Directors to redeem Pennzoil's poison pill and to remove its other takeover defenses. We are willing to accept the judgment of your shareholders as to which of the two alternatives they prefer; are you? If not, we can only conclude that Pennzoil fears the decision its own shareholders will make."

               UPR PROPOSES OFFERING PENNZOIL SHAREHOLDERS UPSIDE
     POTENTIAL OF INTERNATIONAL E&P PROPERTIES, IF PENNZOIL WILL NEGOTIATE

          In the letter, Mr. Messman also wrote, "We believe our $84 per share cash offer fully and fairly values all of Pennzoil's businesses. Clearly, industry analysts and your own shareholders overwhelmingly agree.

          You have claimed, as an excuse for denying your shareholders the opportunity to accept our offer, that we have underestimated the long-term potential of Pennzoil's international (i.e., non-North American) exploration and production assets. Based on our own assessment, we disagree. "However, if Pennzoil will begin negotiations, UPR is prepared to consider a transaction structure which would provide Pennzoil shareholders the opportunity to benefit directly from a future increase in value, if it occurs, of Pennzoil's international E&P assets, above the $600 million in value that UPR has ascribed to those assets."

          Mr. Messman also noted that the international valuation assumes the commercial viability of Pennzoil's high-profile Karabakh prospect in the Caspian Sea, and that Pennzoil has indicated that results from the first exploratory well should be known soon.

          Mr. Messman's letter to Mr. Pate goes on to state: "Although we cannot make this additional value feature a part of our tender offer at this time, because we need Pennzoil's cooperation to implement this approach, there are several ways this could be accomplished. For example, one way might be to form an entity to hold the international E&P assets and to distribute to every Pennzoil shareholder, in addition to $84 per share in cash, a combination of target or common stock and related warrants in that entity."

          The full text of Mr. Messman's letter to Mr. Pate is attached.

                   UPR'S PROVEN BUSINESS MODEL WOULD QUICKLY
           INCREASE PRODUCTION FROM PENNZOIL'S OIL AND GAS PROPERTIES

          In announcing the all cash tender offer today, Mr. Messman also reiterated the powerful business rationale for acquiring Pennzoil: "This combination is driven by the opportunity to apply UPR's proven business model to Pennzoil's drill sites and create value through growth - something Pennzoil has been unable to do. Pennzoil has a substantial domestic property base with unexploited opportunities for development and exploratory drilling. By increasing production and reserves from those assets, this acquisition will allow UPR to perform even beyond our established growth targets."

          Mr. Messman added that, "After acquiring Pennzoil, we intend to maintain a strong investment grade credit rating and the financial flexibility to fund our business plan. Following the closing of the Pennzoil acquisition, we plan to refinance our acquisition financing through a combination of asset sales and the public or private sale of equity and debt securities.

                            TERMS OF THE TRANSACTION

          Pennzoil shareholders will be entitled to receive $84 per share in cash, either in the tender offer or in a subsequent merger between Pennzoil and a wholly-owned subsidiary of UPR. This proposal revises the offer UPR made on June 23, 1997 to acquire Pennzoil for a combination of $84 per share in cash for 50.1% of Pennzoil's outstanding shares and UPR stock for the remaining shares. The revised offer is subject to the same conditions as the original offer.

          A total of 61.5% of Pennzoil shares were tendered into UPR's tender offer as of the initial expiration date of July 21, 1997. The tender offer was previously scheduled to expire on October 29, 1997, prior to being extended today to midnight New York time on November 5, 1997. At the close of business on October 3, 1997, a total of 18,187,684 Pennzoil shares, or over 38.5% of outstanding shares, still remained tendered. The normal practice for many investors in a tender offer is to withdraw their shares temporarily after the initial expiration date in order to give themselves trading flexibility prior to re-tendering at a later date.

          As with the original offer, the revised offer will generate immediate and ongoing accretion to UPR's cash flow per share, which is the primary measurement of value in the E&P industry, while it will have a near-term dilutive effect on earnings per share. Based on the revised offer, UPR estimates that after completion of the Pennzoil acquisition, using debt to finance the purchase of Pennzoil common stock and assuming no refinancing of that acquisition debt, 1998 discretionary cash flow per share could increase by approximately 45% and 1998 earnings per share could decrease by approximately 75%, as compared to 1998 consensus estimates. The Company's estimates are subject to a number of assumptions, including a year-end 1997 completion of the acquisition. These per share figures will be affected as the Company implements the refinancing of acquisition debt through the contemplated combination of asset sales and sale of equity and debt securities.

          UPR is the largest domestic independent oil and gas exploration and production company. Headquartered in Fort Worth, Texas, UPR has been the #1 domestic driller for the past five years.

     On October 7, 1997, Purchaser amended and supplemented the Original Offer as described in this Supplement and the revised Letter of Transmittal.

9. PURPOSE OF THE OFFER; PLANS FOR PENNZOIL.

     The discussion set forth in Section 11 ("Purpose of the Offer; Plans for Pennzoil") of the Original Offer to Purchase is hereby amended and supplemented as follows:

     General. The purpose of the Offer is to acquire all of the outstanding Shares of Pennzoil. The purpose of the Proposed Merger is to acquire all Shares not beneficially owned by Purchaser following consummation of the Offer.

     Purchaser will seek to complete the Proposed Merger with Pennzoil as promptly as practicable following consummation of the Offer. Under the Proposed Merger and in the case of a Short-Form Merger effected with or without an agreement, at the effective time of the Proposed Merger, each Share that is outstanding prior to the effective time (other than Shares held in the treasury of Pennzoil or owned by UPR or any affiliate of UPR and Dissenting Shares) would be converted into the right to receive $84.00 in cash.

     The Offer is conditioned upon, among other things, satisfaction of the Board Action Condition. Although UPR has sought to enter into negotiations with Pennzoil with respect to the Offer and the Proposed Merger and continues to pursue such negotiations, there can be no assurance that such negotiations will occur or, if such negotiations occur, as to the outcome thereof. In the event UPR determines that the Board Action Condition will not be satisfied, Purchaser may terminate the Offer. Purchaser is currently reviewing its options with respect to the Offer and may consider, among other things, changes to the material terms of the Offer. Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase price and the proposed second-step merger consideration) if it enters into the Proposed Merger Agreement or is able to negotiate a merger agreement with Pennzoil not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash, UPR Common Stock and/or other securities in such amounts as are negotiated by UPR and Pennzoil. UPR and Purchaser are exploring ways to encourage the Pennzoil Board to permit Pennzoil's stockholders to participate in the Offer and the Proposed Merger. These may include a solicitation of proxies at Pennzoil's 1998 and 1999 annual meetings of stockholders. If Purchaser determines in its sole discretion at any time that it is unlikely that the Board Action Condition will be satisfied, Purchaser presently intends to terminate the Offer.

     Plans for Pennzoil. In connection with the Offer, UPR and Purchaser have reviewed and will continue to consider, on the basis of publicly available information, various possible business strategies to be pursued in the event that Purchaser acquires control of Pennzoil, whether pursuant to the Offer and the Proposed Merger or otherwise. Among other things, UPR is receiving unsolicited expressions of interest from third parties regarding possible acquisition and joint venture transactions involving certain assets of UPR and Pennzoil, and UPR plans to discuss with various entities the feasibility and desirability of entering into, and possible terms of, agreements for such transactions before or after consummation of the Offer. No decision has been made by UPR with regard to any such transactions, although UPR and Purchaser anticipate that proceeds from the sale of certain assets of UPR and Pennzoil will be used to repay borrowings incurred to obtain the funds necessary to consummate the Offer and Proposed Merger. See Section 7 of this Supplement.

     UPR intends to conduct a detailed review of Pennzoil and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel to consider and determine what, if any, changes would be desirable in light of the circumstances that then exist. Such strategies could include, among other things, changes in Pennzoil's business, corporate structure, Restated Certificate of Incorporation, By-laws, capitalization, management or dividend policy.

     Except as indicated in the Original Offer to Purchase or this Supplement, neither UPR nor Purchaser has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization or liquidation, involving Pennzoil or any of its subsidiaries, a sale or transfer of a material amount of assets of Pennzoil or any of its subsidiaries or any material change in Pennzoil's capitalization or dividend policy, a class of securities of Pennzoil being delisted from a national securities exchange, a class of equity securities of Pennzoil becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or any other material changes in Pennzoil's corporate structure or business, or the composition of the Pennzoil Board or Pennzoil's management.

     Other. Under the Delaware Law, if Purchaser acquires less than 90% of the outstanding Shares, the Proposed Merger would require, among other things, the affirmative vote of the holders of at least a majority of all the outstanding Shares entitled to vote at a meeting of stockholders. See "Introduction." If Purchaser acquires Shares pursuant to the Offer, Purchaser may be in a position to exercise voting control of more than a majority of the Shares and will have the voting power to approve the Proposed Merger without the vote of any other stockholder. If Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer, and if Article Sixth of Pennzoil's Restated Certificate of Incorporation were not applicable, UPR would have the power to consummate a merger of Purchaser with and into Pennzoil without a meeting or vote of stockholders pursuant to the Delaware Law.

     Holders of Shares will not have appraisal rights as a result of the Offer. If the Proposed Merger is consummated, however, persons who hold Shares at that time would have the right to appraisal of their Shares in accordance with
Section 262 of the Delaware Law. Such appraisal rights, if the statutory procedures are complied with, would result in a judicial determination of the "fair value" of the Shares owned by such holders. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Proposed Merger and the market value of the Shares, including asset values, the investment value of the Shares and any other valuation considerations generally accepted in the investment community. The value so determined for Shares could be more or less than the value of the consideration per Share to be paid pursuant to the Offer or the Proposed Merger and payment of such consideration would take place subsequent to payment pursuant to the Offer.

     In addition, several decisions by the Delaware courts have held that a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court indicated in Weinberger v. UOP, Inc. and Rabkin v. Philip A. Hunt Chemical Corp. that ordinarily the remedy available to stockholders in a merger that is found not to be "fair" to minority stockholders is the right to appraisal described above or a damages remedy based on essentially the same principles.

     If Purchaser purchases Shares pursuant to the Offer, and the Proposed Merger or another merger or other business combination is consummated more than one year after the completion of the Offer, or if such a merger or other business combination were to provide for the payment of consideration less than that paid pursuant to the Offer, compliance by Purchaser with Rule 13e-3 under the Exchange Act would be required, unless the Shares were to be deregistered under the Exchange Act prior to such transaction. See Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Listing; Exchange Act Registration; Margin Regulations") of the Original Offer to Purchase. Rule 13e-3 would require, among other things, that certain financial information concerning Pennzoil and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders therein be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction.

     THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF PENNZOIL'S STOCKHOLDERS. IN ADDITION, THIS SUPPLEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES WHICH MAY BE ISSUED IN ANY MERGER OR SIMILAR BUSINESS COMBINATION INVOLVING PURCHASER, UPR OR PENNZOIL.

10. CERTAIN AMENDED CONDITIONS OF THE OFFER.

     The conditions to the Offer as set forth in Section 14 ("Certain Conditions of the Offer") of the Original Offer to Purchase are hereby amended and restated in their entirety as follows:

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its reasonable discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the reasonable judgment of Purchaser
(i) at or prior to the Expiration Date any one or more of the Minimum Tender Condition or the Board Action Condition has not been satisfied or (ii) at any time on or after June 23, 1997 and before the Expiration Date, any of the following events shall occur or shall be determined by Purchaser to have occurred:

          (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by Federal securities laws and the Delaware Law (each as in effect on the date of this Original Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser, UPR or any other affiliate of UPR or the consummation by Purchaser, UPR or any other affiliate of UPR of a merger or other similar business combination with Pennzoil, (B) seeking to obtain material damages or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by Purchaser, UPR or any other affiliate of UPR of all or any portion of the business or assets of Pennzoil and its subsidiaries or of Purchaser, UPR or any other affiliate of UPR or to compel Purchaser, UPR or any other affiliate of UPR to dispose of or hold separate all or any portion of the business or assets of Pennzoil or any of its subsidiaries or of Purchaser, UPR or any other affiliate of UPR or seeking to impose any limitation on the ability of Purchaser, UPR or any other affiliate of UPR to conduct such business or own such assets, (iii) seeking to impose or confirm limitations on the ability of Purchaser, UPR or any other affiliate of UPR effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser, UPR or any other affiliate of UPR on all matters properly presented to Pennzoil's stockholders, (iv) seeking to require divestiture by Purchaser, UPR or any other affiliate of UPR of any Shares, (v) seeking any material diminution in the benefits expected to be derived by Purchaser, UPR or any other affiliate of UPR as a result of the transactions contemplated by the Offer or any merger or other similar business combination with Pennzoil,
     (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect Pennzoil or any of its subsidiaries or Purchaser, UPR or any other affiliate of UPR or the value of the Shares or (vii) in the reasonable judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries;

          (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Purchaser, UPR or any other affiliate of UPR or Pennzoil or any of its subsidiaries or (ii) the Offer or any merger or other similar business combination by Purchaser, UPR or any other affiliate of UPR with Pennzoil, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the reasonable judgment of Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

          (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries that, in the reasonable judgment of Purchaser, is or may be materially adverse to Pennzoil or any of its subsidiaries, or Purchaser shall have become aware of any facts that, in the reasonable judgment of Purchaser, have or may have material adverse significance with respect to either the value of Pennzoil or any of its subsidiaries or the value of the Shares to Purchaser, UPR or any other affiliate of UPR;

          (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, Canada or abroad, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States, Canada or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States, Canada or abroad that could, in the reasonable judgment of Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States or Canada currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor,
     (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Canada or abroad, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the reasonable judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) Pennzoil or any of its subsidiaries shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to June 23, 1997), (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to June 23, 1997, in accordance with the terms of such options as such terms have been publicly disclosed prior to June 23, 1997), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of Pennzoil (other than a regular cash quarterly dividend not in excess of $.25 per Share, having customary and usual record and payment dates and, in the event the Rights are redeemed, the price of redemption thereof), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of Pennzoil or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that in the reasonable judgment of Purchaser could adversely affect either the value of Pennzoil or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Purchaser, UPR or any other affiliate of UPR, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Pennzoil or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to June 23, 1997, or (xi) amended, or authorized or proposed any amendment to, Pennzoil's Restated Certificate of Incorporation or Pennzoil's By-laws, or Purchaser shall become aware that Pennzoil or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to June 23, 1997;

          (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including Pennzoil or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person, entity (including Pennzoil or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of Pennzoil (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Pennzoil (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
     Schedule 13G on file with the Commission prior to June 23, 1997, (ii) any such person, entity or group that prior to June 23, 1997, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of Pennzoil (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of Pennzoil (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving Pennzoil or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire Pennzoil or any assets or subsidiaries of Pennzoil;

          (g) any approval, permit, authorization or consent of any Governmental Entity (including those described or referred to in Section 15 ("Certain Legal Matters") of the Original Offer to Purchase) shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion; or

          (h) Purchaser shall have reached an agreement or understanding with Pennzoil providing for termination of the Offer, or Purchaser, UPR or any other affiliate of UPR shall have entered into a definitive agreement or announced an agreement in principle with Pennzoil providing for a merger or other business combination with Pennzoil or the purchase of stock or assets of Pennzoil;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, UPR or any other affiliate of UPR) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Purchaser and UPR and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its reasonable discretion provided that Purchaser cannot assert any of the conditions set forth in this Section (other than the expiration of the waiting period under the HSR Act) after the Expiration Date. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described in Section 10 of this Supplement will be final and binding upon all parties.

11. CERTAIN LEGAL MATTERS.

     The discussion contained in Section 15 ("Certain Legal Matters") of the Original Offer to Purchase is hereby amended and supplemented as follows:

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-calendar-day waiting period following the filing by UPR of a Notification and Report Form with respect to the Offer, unless UPR receives a request for additional information or documentary material from the Antitrust Division or the FTC or early termination of the waiting period is granted. The waiting period expired at 11:59 p.m., New York City time, on July 10, 1997.

     Litigation. Developments since June 23, 1997 in the Delaware Federal Action, the Texas Federal Action and the Texas Smith Barney Action are described in Section 8 of this Supplement. In the action commenced by UPR and Purchaser in the Chancery Court of Delaware, the Chancery Court has scheduled the trial of the action to commence on December 1, 1997. On July 14, 1997, Pennzoil filed an Answer and Counterclaim to UPR's and Purchaser's Verified Complaint in the action commenced by Purchaser and UPR in the United States District Court for the Middle District of Louisiana. On July 29, 1997, UPR and Purchaser filed a Reply to Pennzoil's Counterclaim. On September 26, 1997, the proceeding was stayed for 120 days. No further proceedings have occurred in connection with this action.

12. MISCELLANEOUS.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR UPR NOT CONTAINED HEREIN OR IN THE REVISED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PURCHASER OR UPR. NEITHER THE DELIVERY OF THE ORIGINAL OFFER TO PURCHASE OR THIS SUPPLEMENT NOR ANY PURCHASE PURSUANT TO THE OFFER, SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPR, PURCHASER OR PENNZOIL SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS SUPPLEMENT.

     Purchaser and UPR have filed with the Commission a Tender Offer Statement on Schedule 14D-1 and amendments thereto, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file further amendments thereto from time to time. Such Schedule 14D-1 and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 ("Certain Information Concerning Purchaser and UPR") of the Original Offer to Purchase (except that such material will not be available at the regional offices of the Commission).

     EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE. UNLESS THE CONTEXT REQUIRES OTHERWISE, TERMS NOT DEFINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE OFFER TO PURCHASE.

                                          RESOURCES NEWCO, INC.

October 7, 1997

     Manually signed and properly completed facsimile copies of the revised Letter of Transmittal will be accepted. The revised Letter of Transmittal, certificates for Shares and/or Rights and any other required documents should be sent or delivered by each stockholder of Pennzoil or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at the applicable address set forth below.

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

          By Mail:             Facsimile Transmission:       By Hand or Overnight
Tender & Exchange Department       (212) 815-6213                 Courier:
       P.O. Box 11248              (For Eligible        Tender & Exchange Department
   Church Street Station          Institutions Only)          101 Barclay Street
     New York, New York                                   Receive and Deliver Window
         10286-1248             Confirm by Telephone:      New York, New York 10286
                                    (800) 507-9357

     Any questions or requests for assistance or for additional copies of this Supplement, the Original Offer to Purchase, the revised Letter of Transmittal and the other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.
                                909 Third Avenue
                                   20th Floor
                               New York, NY 10022
                                 (212) 754-8000
                            Toll Free (800) 566-9061

                              Banks and Brokerage
                               Firms please call:
                                 (800) 662-5200

                      The Dealer Manager for the Offer is:


                               SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-7346